

January 15, 2010

By Facsimile and U.S. Mail
Mr. Gregory Rotelli
Chief Financial Officer
Toro Ventures Inc
14000 Tahiti Way, #302
 Marina Del Ray, CA 90202

> **Re:** **Toro Ventures Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed September 26, 2008**
> **Response Letter Dated July 7, 2009**
> **Response Letter Dated August 31, 2009**
> **Response Letter Dated December 7, 2009**
> **File No. 000-51974**

Dear Mr. Rotelli :

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 7, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Report of Independent Registered Public Accounting Firm

1.   We note your response to comment two of our letter dated October 22, 2009 which includes an audit report for the fiscal year ended June 30, 2008. However, the comment had requested an audit report for the period from inception (April 11, 2005) to June 30, 2008. Please contact us to discuss.

2.   We note your response to comment four of our letter dated October 22, 2009. Our comment referenced 505-10-S45-2 of the Codification which specifies that a subscription receivable should be classified as a deduction from common stock.

Please clarify why you have recorded the subscription receivable as a current asset. Please also clarify why you have recorded the effects of the subscription receivable on your statements of cash flows given that you had not yet received the related cash. Please contact us to discuss.

3. We note your response to comment six of our letter dated October 22, 2009 which specifies that you redrafted your disclosure regarding the effectiveness of internal control over financial reporting. However, we note that your response omits whether you concluded that your internal controls over financial reporting were effective or ineffective. Please contact us to discuss.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief